Exhibit 99.2

Sino-Global Announces Fiscal Year 2015 Second Quarter Financial Results

Solid contribution from Inland Transportation Management Services drives improvement in gross margin and helps delivers six consecutive quarters of net profit

NEW YORK, February 10, 2015 /PRNewswire/ — Sino-Global Shipping America, Ltd. (NasdaqCM: SINO) (“Sino-Global” or the “Company”), a shipping agency, logistics and ship management services company, today announced its financial results for the second quarter of fiscal year 2015 ended December 31, 2014.

	For the Three Months Ended December 31,
	2014	2013	% Change
Revenues	$3,092,580	$2,472,189	25.1%
Shipping Agency and Ship Management Services	$1,800,499	$1,971,903	-8.7%
Shipping and Chartering Services	-	$50,196	NM
Inland Transportation Management Services	$1,292,081	$450,090	187.1%
Gross margin	45.8%	29.6%	54.9%
Operating margin	2.9%	2.2%	32.5%
Net income attributable to Sino-Global	$136,422	$499,122	-72.7%
Diluted earnings per share	$0.02	$0.11	-79.3%

•	Total revenues for the three months ended December 31, 2014 grew 25.1% to $3,092,580 with revenues from Inland Transportation Management Services increasing 187.1% to a record level of $1,292,081.

•	Gross margin of 45.8% for the three months ended December 31, 2014 was significantly higher than the 29.6% for the same period of last year driven mainly by strong contribution from the higher margin Inland Transportation Management Services.

•	Basic and diluted EPS of $0.02 for the three months ended December 31, 2014 marked the sixth consecutive quarter of net profit for the Company. The decline in EPS was due primarily to higher general and administrative expenses as a result of increased business development and capital raise activities.

•	To explore new growth opportunities and diversify its revenue streams, the Company signed a memorandum of understanding in January 2015 to acquire, subject to certain closing conditions, a small oil/chemical tanker for RMB 65 million (approximately US $10.5 million) in a combination of cash, debt financing and/or securities of the Company, to be agreed to by the parties in the definitive purchase agreement.

Mr. Lei Cao, Chairman and Chief Executive Officer of Sino-Global commented: “We are pleased to report our sixth consecutive quarter of net profit, capping a tremendous calendar year 2014 which marked the successful transformation of our service platform and the first profitable calendar year since our initial public offering in 2008. For the three months ended December 31, 2014, while our EPS declined as of result of heightened business development and capital raise efforts, our revenues grew 25.1% and gross margin also increased significantly to 45.8% from 29.6% for the same period of 2013.”

Mr. Cao, continued: “To enhance our ability to deliver sustainable earnings in the long run, we will continue to seek out new growth opportunities and diversify our revenue streams. We are excited about this possible vessel acquisition opportunity, and we believe that, as a vessel owner, the acquisition will generate incremental revenue and earnings growth for Sino-Global.”

Q2 FY2015 Financial Results

	For the Three Months Ended December 31,
	2014			2013
	Revenues	Cost of Revenues	Gross Profit	Revenues	Cost of Revenues	Gross Profit
Shipping Agency and Ship Management Services	$1,800,499	$1,493,285	$307,214	$1,971,903	$1,660,657	$311,246
Shipping and Chartering Services	-	-	-	50,196	16,048	34,148
Inland Transportation Management Services	1,292,081	181,576	1,110,505	450,090	64,063	386,027
Consolidated	$3,092,580	$1,674,861	$1,417,719	$2,472,189	$1,740,768	$731,421

Total revenues increased by 25.1% to $3,092,580 for the three months ended December 31, 2014 from $2,472,189 for the same period of 2013. The increase in total revenues was due mainly to the increase in revenues from Inland Transportation Management Services. Revenues from Shipping Agency and Ship Management Services decreased by 8.7% to $1,800,499 for the three months ended December 31, 2014 from $1,971,903 for the same period of 2013. The decrease was due mainly to the decrease in Shipping Agency revenues attributable to the decline in the total number of ships we served to 27 for the three months ended December 31, 2014 from 96 for the same period of last year, partially offset by contribution from Ship Management Services which generated revenues of $142,508 for the three months ended December 31, 2014. Revenues from Inland Transportation Management Services grew 187.1% to $1,292,081 for the three months ended December 31, 2014 from $450,090 for the same period of last year. We did not provide any Shipping and Chartering Services during the three months ended December 31, 2014, as compared to revenues of $50,196 during the same period of 2013.

Cost of revenues decreased by 3.8% to $1,674,861 for the three months ended December 31, 2014 from $1,740,768 for the same period of 2013. The decrease was due mainly to change in services mix with increased contribution from Inland Transportation Management Services that featured lower overhead than Shipping Agency as well as Shipping and Chartering Services.

Gross margin of 45.8% for the three months ended December 31, 2014 improved significantly from 29.6% for the same period of 2013, mainly because our newly launched Inland Transportation Management Services featured higher gross margin than Shipping Agency as well as Shipping and Chartering Services. Cost of revenues for Shipping Agency and Ship Management Services and Inland Transportation Management services were $1,493,285 and $181,576, leading to gross margins of 17.1% and 85.9%, respectively, for the three months ended December 31, 2014.

General and administrative expenses increased by 119.7% to $1,317,341 for the three months ended December 31, 2014 from $599,678 for the same period of 2013. The increase was mainly due to higher business development expenses of $59,121, office expense of $148,910, legal fees of $253,513, salaries and benefits of $92,577 and recognition of stock-based compensation for common stock issued to consultants of $122,867.

Selling expenses decreased by 86.6% to $10,382 for the three months ended December 31, 2014 from $77,437 for the same period of 2013, due mainly to the decline in revenues from the Shipping Agency business that led to decreased sales commission.

Operating income of $89,996 for the three months ended December 31, 2014 compared to $54,306 for the same period of 2013. This marked our fifth consecutive quarter of operating profit and sixth consecutive quarter of net profit, showing that our continued efforts to streamline our operations and diversify our revenue streams have borne fruit. Operating profit margin of 2.9% for the three months ended December 31, 2014 compared to 2.2% for the same period of 2013.

As a result of the foregoing, we reported net income of $75,740 for the three months ended December 31, 2014, compared to $82,766 for the same period of 2013. After deduction of non-controlling interest, net income attributable to Sino-Global was $136,422, or $0.02 per diluted share, for the three months ended December 31, 2014, compared to $499,122, or $0.11 per diluted share, for the same period of 2013.

Six Months Ended December 31, 2014

	For the Six Months Ended December 31,
	2014			2013
	Revenues	Cost of Revenues	Gross Profit	Revenues	Cost of Revenues	Gross Profit
Shipping Agency and Ship Management Services	$3,459,790	$2,776,790	$683,000	$3,402,564	$2,773,460	$629,104
Shipping and Chartering Services	-	-	-	1,937,196	1,291,048	646,148
Inland Transportation Management Services	2,238,715	307,224	1,931,491	450,090	64,063	386,027
Consolidated	$5,698,505	$3,084,014	$2,614,491	$5,789,850	$4,128,571	$1,661,279

Total revenues decreased by 1.6% to $5,698,505 for the six months ended December 31, 2014 from $5,789,850 for the same period of 2013. The decrease in total revenues was due mainly to no revenues generated from Shipping and Chartering Services during the six months ended December 31, 2014, partially offset by higher revenues from Inland Transportation Management Services. Revenues from Shipping Agency and Ship Management Services increased by 1.7% to $3,459,790 for the six months ended December 31, 2014 from $3,402,564 for the same period of 2013. The increase was due mainly to the new Ship Management Services which contributed revenues of $190,095 from the closing date to December 31, 2014, partially offset by the decrease in revenues from Shipping Agency Services as the total number of ships we served declined to 97 for the six months ended December 31, 2014 from 160 for the same period of last year. Revenues from Inland Transportation Management Services grew 397.4% to $2,238,715 for the six months ended December 31, 2014 from $450,090 for the same period of last year. We did not provide any Shipping and Chartering Services during the six months ended December 31, 2014, as compared to revenues of $1,937,196 during the same period of 2013.

Cost of revenues decreased by 25.3% to $3,084,014 for the six months ended December 31, 2014 from $4,128,571 for the same period of 2013. The decrease was due mainly to change in services mix with increased contribution from Inland Transportation Management Services that featured lower overhead than Shipping Agency as well as Shipping and Chartering Services.

Gross margin of 45.9% for the six months ended December 31, 2014 improved significantly from 28.7% for the same period of 2013, mainly because our newly launched Inland Transportation Management Services featured higher gross margin than Shipping Agency as well as Shipping and Chartering Services. Cost of revenues for Shipping Agency and Ship Management Services and Inland Transportation Management services were $2,776,790 and $307,224, leading to gross margins of 19.7% and 86.3%, respectively, for the six months ended December 31, 2014.

General and administrative expenses increased by 50.9% to $2,257,146 for the six months ended December 31, 2014 from $1,495,842 for the same period of 2013. The increase was due mainly to higher business development expenses of $263,801, office expense of $107,327, legal fees of $117,426, salaries and benefits of $64,935 and recognition of stock-based compensation for common stock issued to consultants of $194,556.

Selling expenses decreased by 48.1% to $66,721 for the six months ended December 31, 2014 from $128,525 for the same period of 2013, due mainly to the decline in revenues from the Shipping Agency business which led to decreased sales commission.

Operating income of $290,624 for the six months ended December 31, 2014 compared to $36,912 for the same period of 2013.The increase was due mainly to higher gross profit margin for Inland Transportation Management Services. Operating profit margin of 5.1% for the six months ended December 31, 2014 compared to 0.6% for the same period of 2013.

As a result of the foregoing, we reported net income of $241,241 for the six months ended December 31, 2014, compared to $111,739 for the same period of 2013. After deduction of non-controlling interest, net income attributable to Sino-Global was $468,881, or $0.08 per diluted share, for the six months ended December 31, 2014, compared to $774,517, or $0.16 per diluted share, for the same period of 2013.

Financial Condition

As of December 31, 2014, the Company had cash and cash equivalents of $2,031,747 and working capital of $5,530,574, compared to $902,531 and $3,727,003, respectively, at the end of the fiscal year 2014 ended June 30, 2014. Net cash used in operating activities was $969,590 for the six months ended December 31, 2014, as compared to $342,535 for the same period of last year. Net cash provided by investing activities was $1,092,133 for the six months ended December 31, 2014 mainly as a result of the collection of a short-term loan from a related party, as compared to net cash used in investing activities of $193,369 for the same period of last year. Net cash provided by financing activities was $967,820 for the six months ended December 31, 2014 due to the net proceeds from the issuance of common stock of 647,000 shares in July 2014.

Recent Development

On January 26, 2015, the Company announced that it has entered into a Memorandum of Understanding (the "MOU") to acquire, subject to certain closing conditions, a small oil/chemical tanker (the "Vessel") from Rong Yao International Shipping Limited, a Hong Kong corporation (the "Vessel Seller"). Pursuant to the terms of the MOU, the purchase price for the Vessel is RMB 65 million (or approximately US $10.5 million), which may be paid in a combination of cash, debt financing and/or the issuance of securities of the Company to the Vessel Seller, as may be agreed to in the definitive purchase agreement.

About Sino-Global Shipping America, Ltd.

Founded in the United States in 2001, Sino-Global Shipping America, Ltd. is a shipping agency, logistics and ship management services company. The Company is headquartered in New York with offices in China, Australia, Canada and Hong Kong. Its current service offerings consist of shipping agency services, shipping and chartering services, inland transportation management services and ship management services. For more information, please visit: www.sino-global.com.

Forward Looking Statements

No statement made in this press release should be interpreted as an offer to purchase any security. Such an offer can only be made in accordance with the Securities Act of 1933, as amended, and applicable state securities laws. Any statements contained in this release that relate to future plans, events or performance are forward-looking statements that involve risks and uncertainties as identified in Sino-Global's filings with the Securities and Exchange Commission. Actual results, events or performance may differ materially. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as the date hereof. Sino-Global undertakes no obligation to publicly release the results of any revisions to these forward-looking statements that may be made to reflect the events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

For more information, please contact:

Mr. Anthony S. Chan, CPA

EVP & Acting CFO

+1 718-888-1814

SINO-GLOBAL SHIPPING AMERICA, LTD. AND AFFILIATES

CONDENSED CONSOLIDATED BALANCE SHEETS

(UNAUDITED)

	December 31,	June 30,
	2014	2014

Assets
Current assets
Cash and cash equivalents	$2,031,747	$902,531
Advances to suppliers	592,553	8,482
Accounts receivable, less allowance for doubtful accounts of $426,845 and $443,858 as of December 31, 2014 and June 30, 2014, respectively	1,404,366	481,885
Other receivables, less allowance for doubtful accounts of $241,454 and $250,100 as of December 31, 2014 and June 30, 2014, respectively	573,920	174,406
Prepaid expenses	666,114	216,729
Due from related parties	1,248,281	3,173,765

Total Current Assets	6,516,981	4,957,798

Property and equipment, net	261,927	294,722
Prepaid expenses - noncurrent	506,090	280,800
Other long-term assets	16,726	16,734
Deferred tax assets	221,200	163,900

Total Assets	$7,522,924	$5,713,954

Liabilities and Equity
Current liabilities
Advances from customers	$113,115	$88,477
Accounts payable	213,371	398,756
Accrued expenses	32,428	177,877
Other current liabilities	627,493	565,685

Total Current Liabilities	986,407	1,230,795

Total Liabilities	986,407	1,230,795

Commitments and Contingency

Equity
Preferred stock, 2,000,000 shares authorized, no par value, none issued.	-	-
Common stock, 50,000,000 shares authorized, no par value; 6,326,032 and 5,229,032 shares issued as of December 31, 2014 and June 30, 2014; 6,200,841 and 5,103,841 shares outstanding as of December 31, 2014 and June 30, 2014	13,385,477	11,662,157
Additional paid-in capital	1,144,842	1,144,842
Treasury stock, at cost - 125,191 shares	(372,527)	(372,527)
Accumulated deficit	(2,801,379)	(3,270,260)
Accumulated other comprehensive income	50,471	24,618
Unearned stock-based compensation	(11,640)	(11,640)

Total Sino-Global Shipping America Ltd. Stockholders' Equity	11,395,244	9,177,190

Non-Controlling Interest	(4,858,727)	(4,694,031)

Total Equity	6,536,517	4,483,159

Total Liabilities and Equity	$7,522,924	$5,713,954

SINO-GLOBAL SHIPPING AMERICA, LTD. AND AFFILIATES

CONDENSED CONSOLIDATED  STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

(UNAUDITED)

	For the six months ended December 31,		For the three months ended December 31,
	2014	2013	2014	2013

Net revenues	$5,698,505	$5,789,850	$3,092,580	$2,472,189

Cost of revenues	(3,084,014)	(4,128,571)	(1,674,861)	(1,740,768)
Gross profit	2,614,491	1,661,279	1,417,719	731,421

General and administrative expenses	(2,257,146)	(1,495,842)	(1,317,341)	(599,678)
Selling expenses	(66,721)	(128,525)	(10,382)	(77,437)
	(2,323,867)	(1,624,367)	(1,327,723)	(677,115)

Operating income	290,624	36,912	89,996	54,306

Financial (expense) income, net	(121,334)	39,722	(58,952)	15,855
Other income, net	20,488	30,372	20,488	30,372
	(100,846)	70,094	(38,464)	46,227

Net income before provision for income taxes	189,778	107,006	51,532	100,533

Income tax benefit (expense)	51,463	4,733	24,208	(17,767)

Net income	241,241	111,739	75,740	82,766

Net loss attributable to non-controlling interest	(227,640)	(662,778)	(60,682)	(416,356)

Net income attributable to Sino-Global Shipping America, Ltd.	$468,881	$774,517	$136,422	$499,122

Comprehensive income
Net income	$241,241	$111,739	$75,740	$82,766
Foreign currency translation gain (loss)	88,796	(40,394)	22,262	(14,757)
Comprehensive income	330,037	71,345	98,002	68,009
Less: Comprehensive loss attributable to non-controlling interest	(164,696)	(710,592)	(29,472)	(450,419)

Comprehensive income attributable to Sino-Global Shipping America Ltd.	$494,733	$781,937	$127,474	$518,428

Earnings per share
-Basic and diluted	$0.08	$0.16	$0.02	$0.11

Weighted average number of common shares used in computation
-Basic and diluted	6,054,933	4,703,841	6,200,841	4,703,841

 SINO-GLOBAL SHIPPING AMERICA LTD. AND AFFILIATES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(UNAUDITED)

	For the six months ended December 31,
	2014	2013

Operating Activities

Net income	$241,241	$111,739
Adjustment to reconcile net income to net cash provided by (used in) operating activities
Depreciation and amortization	108,364	73,632
Amortization of stock-based compensation to consultants	193,156	-
Recovery of doubtful accounts	(17,013)	(54,037)
Deferred tax benefit	(57,300)	(13,700)
(Gain) loss on disposition of property and equipment	1,483	(612)
Changes in assets and liabilities
(Increase) decrease in advances to suppliers	(584,071)	226,908
(Increase) decrease in accounts receivable	(905,468)	371,494
Increase in other receivables	(399,514)	(149,373)
Increase in prepaid expenses	(195,831)	(9,246)
Decrease in employee loan receivables	-	5,338
Decrease in other long-term assets	8	1,339
Decrease (increase) in trade receivable from related parties	806,243	(96,445)
Increase (decrease) in advances from customers	24,638	(563,637)
Decrease in accounts payable	(185,385)	(203,964)
(Decrease) increase in accrued expenses	(145,449)	11,215
Increase (decrease) in other current liabilities	145,308	(53,186)

Net cash used in operating activities	(969,590)	(342,535)

Investing Activities
Acquisitions of property and equipment	(27,108)	(193,369)
Collection of short term loan included in due from related parties	1,119,241	-

Net cash provided by (used in) investing activities	1,092,133	(193,369)

Financing Activities
Proceeds from issuance of common stock, net	967,820	-

Net cash provided by financing activities	967,820	-

Effect of exchange rate fluctuations on cash and cash equivalents	38,853	(47,585)

Net increase (decrease) in cash and cash equivalents	1,129,216	(583,489)

Cash and cash equivalents at beginning of period	902,531	3,048,831

Cash and cash equivalents at end of period	$2,031,747	$2,465,342

Supplemental information:
Income taxes paid	$8,104	$4,855
Non-cash transactions of operating and financing activities:
Settlement of related accounts receivable and payable	$-	$2,283,641
Common stock issued for stock-based compensation to consultants	$672,000	$-
Common stock issued for LSM acquisition	$83,500	$-